U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

OMB APPROVAL
OMB Number:  3235-0287
Expires:  September 30, 1998
Estimated average burden hours per response:  .5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[   ] Check here if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1. Name and Address of Reporting Person*
   Last, First, Middle:  O'Reilly, Jr., Charles H.
   Street: 233 South Patterson
   City, State, Zip:  Springfield, MO  65802
2. Issuer Name and Ticker or Trading Symbol:  O'Reilly Automotive, Inc.  (ORLY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year:  May 2000
5. If Amendment, date of original, month/year
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X ] Director     [  ] 10% Owner
   [X ] Officer (give title below)     [  ] Other(specify below)
   Officer Title:  Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X ] Form filed by One Reporting Person
   [  ] Form filed by More than One Reporting Person

*  If the form is  filed by more  than one  reporting  person,  see  Instruction
   4(b)(v).

TABLE I --  Non-Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned

                                                      4.
                                                      Securities Acquired (A)      5.               6.
                                       3.             Disposed of (D)              Amount of        Ownership    7.
                                       Transaction    (Instr. 3, 4 and 5)          Securities       Form:        Nature of
                        2.             Code           ---------------------------- Beneficially     Direct (D)   Indirect
1.                      Transaction    (Instr. 8)                     (A)          Owned at         or Indirect  Beneficial
Title of Security       Date           -------------    Amount        or   Price   End of Month     (I)          Ownership
(Instr. 3)              (mm/dd/yy)      Code      V                   (D)          (Instr. 3 and 4) (Instr. 4)   (Instr. 4)
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Common Stock                                                                       1,218,496(1)      D
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Common Stock            05/30/00        J               440,000(2)    D    0       504,590(3)        I          As trustee for
                                                                                                                 reporting person's
                                                                                                                 children
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Common Stock                                                                       127,128           I          As custodian for
                                                                                                                 reporting person's
                                                                                                                 minor son
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Common Stock                                                                       383,676(4)        I          By spouse
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Common Stock                                                                       70,000            I          As general partner
                                                                                                                 of family limited
                                                                                                                 partnership
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Common Stock                                                                       4,298             I          401(k) plan
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(1) Total number indicates 8,600 share correction to previously reported Section
16 beneficial ownership.

(2) Pursuant to terms of the trust agreement dated 12/20/82, shares to be transferred to children upon 30th birthday.

(3) Total number  indicates  (85,940)  share  correction to previously  reported
Section 16 beneficial ownership.

(4) Total  number  indicates (1,160) share  correction  to  previously  reported
Section 16 beneficial ownership.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                    (over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


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1.            2.       3.       4.        5.             6.               7.               8.       9.        10.        11.
Title of      Conver-  Trans-   Trans-    Number of      Date             Title and Amount Price    Number    Owner-     Nature
Derivative    sion or  action   action    Derivative     Exercisable and  of Underlying    of       of deriv- ship       of
Security      Exer-    Date     Code      Securities     Expiration       Securities       Deriv-   ative     Form of    Indirect
(Instr. 3)    cise              (Instr.   Acquired (A)   Date             (Instr. 3 and 4) ative    Secur-    Deriv-     Benefi-
              Price    (Month/  8)        or Disposed                     ---------------- Secur-   ities     ative      cial
              of       Day/               of (D)         (Month/Day/Year) Title    Amount  ity      Bene-     Security:  Owner-
              Deriv-   Year)              (Instr. 3,                               or      (Instr.  ficially  Direct     ship
              ative                       4, and 5)      Date     Expira-          Number  5)       Owned     (D) or     (Instr.4)
              Secur-            --------  -------------  Exer-    tion             of               at End    Indirect
              ity               Code  V    (A)    (D)    cisable  Date             Shares           of Month  (I)
                                                                                                    (Instr.4) (Instr. 4)
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Employee
stock
options with
tandem with-
holding                                                                    Common
right         $12.250                                   12/01/98* 12/01/02 Stock    30,000           30,000    D
(right to
buy)
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Explanation of Responses:

All share ending balances have been adjusted to reflect a 100% stock dividend in the form of a stock split. Payment date on the dividend was August 31, 1997.

*The derivative security disclosed in Table II above is 25% exercisable 12/01/98; 50% exercisable 12/01/99; 75% exercisable 12/01/00; and 100%
exercisable 12/01/01.

/s/ Charles H. O'Reilly, Jr.                    06/12/00
-----------------------------------------------------------
**Signature of Reporting Person                  Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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